Free Writing Prospectus (To the Prospectus dated March 31, 2006)	Filed Pursuant to Rule 433 Registration Statement No. 333-132868 December 5, 2007

Floating Rate Senior Notes due December 10, 2009

Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Floating Rate Senior Notes due December 10, 2009 (the “Notes”).

Principal Amount:	$295,630,000

Public Offering Price:	100%

Initial Settlement Date:	December 11, 2007

Coupon:	Three-month LIBOR plus 150 bps, reset quarterly.

LIBOR:	The calculation agent will determine the initial interest rate and the interest rate for each succeeding interest period by reference to LIBOR on the determination date.

Interest Payment Dates:	Interest will be paid quarterly on March 10, June 10, September 10 and December 10, commencing March 10, 2008.

Maturity:	December 10, 2009

Optional Redemption:

December 10, 2008. Commencing December 10, 2008, the Notes may be redeemed in whole, but not in part, on the redemption commencement date or on any interest payment date thereafter. Zions Bancorporation will notify the holder, in writing, of the optional redemption not less than 10 business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon through the date of redemption.

Use of Proceeds:

The net cash proceeds from the sale will be applied towards retiring $232,575,000 principal amount of our Floating Rate Senior Notes Due April 15, 2008, $8,000,000 principal amount of our Floating Rate Senior Notes Due September 15, 2008, and for general corporate purposes.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:

The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Series:

The Notes will be a separate series of debt securities under the Indenture, initially limited to $295,630,000 aggregate principal amount. We may, however, re-open this series of Notes, and issue additional Notes of this series under the indenture in the future.

Ratings:

A2 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch). On November 20, 2007, Moody’s Investors Service announced that it has placed the ratings of Zions Bancorporation and its affiliates, including Zions Bank, under review for possible downgrade.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Placement /

Calculation Agent:	Zions Direct, Inc.

Placement Agent Fee:	0.15%

Trustee:	The Bank of New York Trust Company, N.A.

Issuing / Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Senior Notes subject to further description in the Prospectus and Prospectus Supplement. The Senior Notes offered by Zions Direct are not deposits, obligations of or guaranteed by a Bank, are not insured by the FDIC, and, are subject to investment risk (principal fluctuations), including the possible loss of the principal invested.

The issuer has filed a registration statement (Registration Statement No. 333-132868) (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, or a representative, will arrange to send you the prospectus if you request it by calling toll free (800) 524-8875.